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                              September 8, 2020

       W.L. "Perch" Nelson
       Chief Executive Officer
       American Hospitality Properties REIT, Inc.
       5950 Berkshire Lane
       Suite 850
       Dallas, TX 75225

                                                        Re: American
Hospitality Properties REIT, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 2
                                                            Filed August 24,
2020
                                                            File No. 024-10999

       Dear Mr. Nelson:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 2 to Form 1-A

       Cover Page

   1. We note your response to prior comment 1. Please revise your disclosure in accordance with the period
reflected in Rule 251(d)(3)(i)(F) of Regulation A.
       Plan of Distribution, page 36

   2. We note your response to prior comment 6. However, your disclosure continues to indicate that you are
not relying on underwriters or broker-dealers. Please revise your disclosure in this
section and throughout the filing to reflect that JCC Advisors, LLC is the dealer manager of your
offering.
 W.L. "Perch" Nelson
American Hospitality Properties REIT, Inc.
September 8, 2020
Page 2
Estimated Use of Proceeds, page 43

3. We note your response to prior comments 2 and 5. Please provide a detailed breakdown of how the proceeds from the sale of shares have been used to date. We note your disclosure on the cover page that you have sold $3,883,084 in shares; however, your disclosure on page 64 states you have: "$1,214,488 in assets, consisting of cash and other assets." Additionally, we note that you have delayed your election to become a REIT until the end of 2021. Because you previously stated in your offering circular that you contemplated qualifying as a REIT in 2019, please disclose any material impact that this may have on your current investors, including appropriate risk factor disclosure.
Prior Performance Summary, page 62

4. We note your response to prior comment 3. Although you provided disclosure regarding three funds, your filing reflects that the Manager manages five funds. Please revise to include the disclosure required by Item 8 of Guide 5. For reference, see CF
       Disclosure Guidance: Topic No. 6.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                             Sincerely,
FirstName LastNameW.L. "Perch" Nelson
                                                      Division of Corporation
Finance
Comapany NameAmerican Hospitality Properties REIT, Inc.
                                                      Office of Real Estate &
Construction
September 8, 2020 Page 2
cc:       Kenneth Betts, Esq.
FirstName LastName